EXHIBIT 16.1

April 16, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We were previously the auditors for the Brilliance Group (the “Company”) and, under the date of September 25, 2023, reported on the consolidated financial statements of the Company as of and for the year ended July 31, 2022. On November 14, 2023, we were dismissed. We have read the Company’s statements included under Item 16F(a) of Form F-1, which we understand will be filed with the Securities and Exchange Commission as part of the Amendment No.2 to Registration Statement on Form F-1 of Brilliance Group. We agree with the statements, except that we are not in a position to agree or disagree with the Company’s statements that effective on November 14, 2023, the Company engaged ENROME LLP, as the independent registered public accounting firm, and the change was approved by the board.

Very truly yours,

/s/ Wei, Wei & Co., LLP

Flushing, New York